ANTHONY L.G., PLLC

laura aNTHONy, esq GEOFFREY ASHBURNE, ESQ* JOHN CACOMANOLIS, ESQ** CHAD FRIEND, ESQ, LLM SVETLANA ROVENSKAYA, ESQ***	www.ANTHONYPLLC.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM

OF COUNSEL: MICHAEL R. GEROE, ESQ, CIPP/US**** CRAIG D. LINDER, ESQ***** PETER P. LINDLEY, ESQ, CPA, MBA STUART REED, ESQ MARC S. WOOLF, ESQ

*licensed in CA **licensed in FL and NY ***licensed in NY and NJ ****licensed in CA, DC, MO and NY *****licensed in CA, FL and NY

September 18, 2020

VIA ELECTRONIC EDGAR FILING

Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	iCap Vault 1, LLC
Amendment No. 4 to Registration Statement on Form S-11
Filed August 28, 2020
File No. 333-236458

Dear Sir or Madam:

We have electronically filed herewith on behalf of iCap Vault 1, LLC (the “Company”) and Vault Holding 1, LLC (the “Guarantor”), as co-registrants (“Registrants”), Amendment No. 5 (“Amendment No. 5”) to the above-referenced registration statement on Form S-11 filed with the Securities and Exchange Commission (“SEC”) on February 14, 2020 and as amended on May 13, 2020, May 14, 2020, June 30, 2020 and August 28, 2020 (“Form S-11”). Amendment No. 5 is marked with < R > tags to show changes made from Amendment No. 4 to the Form S-11 filed on August 28, 2020. In addition, we have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Chris Christensen dated September 11, 2020. We trust you shall deem Amendment No. 5 and the contents of this transmittal letter responsive to your comment letters.

Amendment No. 4 to Registration Statement on Form S-11

General

Comment 1: We note your response to comment 1. We continue to note disclosure throughout the prospectus that you “may pay investors Interest Rate Premiums....” Please revise to clarify that you are paying interest rate premiums to investors in this offering.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure throughout the prospectus of Pre-Effective Amendment No. 5 to Form S-11 (“Amendment No. 5”) to provide that the Registrants will pay interest rate premiums to investors in this offering.

Additionally, the disclosure on page 55 states that after the first year for interest rate premiums number 1 and 3 the company will be deemed to have renewed the offer for an additional 1-year period. Please tell us if the company has any discretion to change the interest rate premium after the first year and whether there is a termination date for the interest rate premiums.

Response: The Registrants acknowledge the Staff’s comment. The Registrants will have no discretion to change the interest rate premium after the first year and there is no termination date for the interest rate premiums.

Also, please disclose the interest rate premiums in the summary section of your prospectus.

Response: In response to the Staff’s comment, the Registrants have disclosed the interest rate premiums in the summary section of the prospectus to Amendment No. 5.

625 N. FLAGLER DRIVE, SUITE 600 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Office of Real Estate & Construction Division of Corporation Finance Securities and Exchange Commission September 18, 2020 Page 2

Comment 2: We note your response to comment 5 in our July 15, 2020 letter that you do not intend to enter into an Intercreditor Agreement in the near term. However, your disclosure on page 39 appears to discuss provisions in an Intercreditor Agreeement. Please disclose that you have not entered into an Intercreditor Agreement and that you do not intend to enter into one in the near term.

Response: In response to the Staff’s comment, the Registrants have disclosed that they have not entered into an Intercreditor Agreement and they do not intend to enter into one in the near term.

Interest Rate Premium Rewards Program, page 55

Comment 3: We note your statement that “[i]f an investor invests in the Notes as a client of a Registered Investment Advisor with whom the company has a selling agreement, the Company will pay an Interest Rate Premium of 1.00% ….” It is unclear from your disclosure how an investor will know whether they will qualify to receive this premium at the time of their investment. Please revise to clarify how you will inform investors whether they qualify for this interest rate premium at the time of their investment.

Response: The Registrants acknowledge the Staff’s comment. The Registrants have revised the disclosure of the Interest Rate Premium Rewards Program of the prospectus of Amendment No. 5 to provide that the Registrants will disclose on a daily basis on its website at www.icapequity.com/vault an updated list of Registered Investment Advisors who have a selling agreement with Registrants.

If the Staff has any further comments regarding the Form S-11, Amendment No. 5 or any subsequent amendments to the Company’s offering statement on Form S-11, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Isaac Esquivel/ U.S. Securities and Exchange Commission

Jennifer Monick/ U.S. Securities and Exchange Commission

Jonathan Burr/ U.S. Securities and Exchange Commission

David Link/ U.S. Securities and Exchange Commission

Chris Christensen/iCap Vault 1, LLC

Craig D. Linder, Esq./Anthony L.G., PLLC

625 N. FLAGLER DRIVE, SUITE 600 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832